

RECOMPOSE

Carbon-sequestering green funeral solution that returns us to the earth

recompose.life   Seattle, Washington   𝕏 in f ⌾

Female Founder   B2C   Service   Health & Fitness   Sustainability

Highlights

1. $1.6M revenue in first two years of operations, projecting $1.48M this year. (not guaranteed)

2. Composted over 250 people representing over 250 metric tons carbon saved.

3 1300 members of prepaid death care plan representing $7.6M future revenue. (not guaranteed)

4 $21.7B non-cyclical, recession-proof market. # people who die is growing (will not peak until 2055).

5 Queer female CEO developed and legalized human composting; Echoing Green and Ashoka fellow.

6 Successfully raised $17M in series A1, A2, and A3.

7 Leadership team with 40 years combined experience in the field.

8 Featured in Forbes, CNN, People Magazine, Harper's, NY Times, the Economist, and Reuters.

Our Team



Katrina Spade Founder and CEO

Driven entrepreneur and creator of human composting, the green funeral option poised to take over the industry.



Morgan Yarborough Services Manager

Creator of earth-aligned client service offerings; first-ever dual licensed funeral director and NOR operator.



Alissa Atkins Director of Client Services

Creative producer and team-builder with deep music industry background.

 **Melissa Kuzoian** Director of Finance and Operations

Systems thinker and spreadsheets expert; background in finance and events.

Pitch



The concept of turning our dead into soil is both completely practical and deeply moving. It asks us to consider our relationship with death. It recognizes the inherent need all humans share to connect with nature, especially as we die or witness the death of others.

ABOUT RECOMPOSE

Founded in 2017
A Public Benefit Corporation
First in the world to offer human composting

VISION

When we remind ourselves that death is a natural part of life, we can embrace our mortality and more fully connect to the earth.

MISSION

To shift the world's perspective on human mortality by creating a regenerative death care option for all.

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Recompose has created a funeral offering that is connected to the earth's natural cycles. It addresses the carbon impact of death care and provides comfort and inspiration to people who are facing the end of life. Our goal is to expand Recompose to bring this offering to people all over the world.



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With every death, we must consider what to do with the person's physical remains and how to mark the life of the person who has died. Recompose provides a solution for this.

FUNERAL PRACTICES HARM THE PLANET

Overcrowded cemeteries are reaching capacity all over the world.

Annual Waste, U.S. Cemeteries:
- 30 million board-feet hardwood (caskets use 4,000,000 acres of forest)
- 90,000 tons of steel
- 1.6 million tons of concrete
- 7 million gallons of embalming fluid

Cremation rates are rising fast, and so is the environmental toll.

Annual Pollution, U.S. Crematories:
- Use of fossil fuels (e.g. natural gas)
- Particulate, mercury, and carbon emissions
- 600 million lbs CO_2 emissions

There is a massive amount of embodied energy created by the manufacture and transport of caskets, headstones, and grave liners as well as the maintenance of acres of lawn. In addition, burial requires land, a finite resource. Urban cemeteries are reaching capacity all over

land, a finite resource. Urban cemeteries are reaching capacity all over the world. Seattle and San Francisco have introduced moratoriums on constructing new cemeteries because urban land is considered too precious to house the dead. In New York City, most cemeteries have run out of plots to sell. It is becoming clear that the concept of owning an individual piece of land for eternity is deeply flawed.

In part of these reasons, burial is becoming less popular in the United States, and cremation has become the default choice. U.S. cremation rates rose from 3% in 1960 to over 55% in 2021. Unfortunately, however, cremation is an energy-intensive process that releases carbon dioxide, mercury, and particulates into the atmosphere.

The energy required to cremate a body is roughly equal to the amount of fuel it takes to drive 4,800 miles. Annually, cremation emits a staggering 700 million pounds of CO2 in the U.S. alone. Adding in China, the UK, Canada, and the Netherlands increases that figure to nearly 4 billion pounds of carbon dioxide annually.


A NATURE-BASED SOLUTION
Recompose developed human composting and brought it to market. Our system mimics the process on the forest floor, where organic material biodegrades and transforms into soil.
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At the heart of the Recompose model is a system that converts bodies into soil. By creating the right environment for naturally-occurring microbes to thrive, we accelerate natural decomposition. Recompose is a way for our bodies to return to the earth after we die.



In the next few decades, more people will die than ever before. Worldwide, the number of people aged 65 and over is projected to reach 1.6 billion by 2050.

An August 2020 poll by the National Funeral Directors Association found that 4.1% of Americans would choose "human composting" upon their death. This was before Recompose had opened its doors to offer the service.

Surpass cremation as the leading death care choice

Converting just 10% of the US cremation market to human composting is the equivalent of taking 48,726 cars off the road for a year.

Projected

78%

59%

3%

| 1876 | 1963 | 2022 | 2040 |

U.S. Cremation Rate

Source for data: National Funeral Directors Association (NDFA)

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Recompose's long-term goal is to replace cremation - currently the choice for over half of Americans - as the default funeral choice. This goal has vast implications both for Recompose's bottom line and for the planet.

A REPLICABLE MODEL



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Recompose is a licensed green funeral home specializing in human composting. We provide client support throughout the entire death care journey and strive to create a death care experience that is authentic and meaningful. Facility design elements emphasize nature, reminding clients and their families of loved ones' return to the earth.

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Recompose's first business arm is to open and operate facilities where bodies are transformed into soil via human composting. We charge fees for our services at these locations. Recompose is a full-service funeral home. We handle legal and logistical needs, provide opportunities for ritual, and support people throughout the death care process.

SOPHISTICATED GREEN FUNERAL TECHNOLOGY



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The transformation from human to soil takes place inside of Recompose vessels, shown here in our Seattle facility. The Recompose vessel system is proprietary and scalable. It is a new model for ecological death care in urban centers.

Recompose's second business arm is to license our proprietary technology and technical know-how to carefully-chosen partners. Our patent-pending Recompose Vessel System has been designed to be replicated. Vessels can be stacked vertically, scaling up as demand

grows. Our process control system "talks" to each vessel, measuring temperatures and ensuring that proper records are kept. Recompose has devoted time, energy, and money to designing, engineering, piloting, and legalizing a process that will be applicable throughout the world. While other may choose to engage in a similar but independent research and design process, the more attractive alternative for many will be to enter a collaborative arrangement with Recompose.

Recompose partners will provide financial capital and local expertise. We will work closely with partners to help them overcome regulatory burdens in their jurisdictions. Recompose will provide equipment, technical know-how, and ongoing support to our licenses.


THE RECOMPOSE PROCESS
PHASE 1: The Cycle Begins
Human composting was developed by Recompose. The process is very similar to what happens on the forest floor, as organic material decomposes and becomes topsoil. Human composting is powered by microbes that occur naturally on our bodies and in the environment.
PHASE 2: The Laying In
Recompose offers our clients the opportunity to have a ceremony, called a Laying In. After the ceremony, our staff lay the body into a composting vessel surrounded by wood chips, alfalfa, and straw. The vessel is closed and the transformation into soil begins.
PHASE 3: The Vessel
The body and plant material remain in the vessel for about a month. Microbes power change on the molecular level, resulting in the formation of a nutrient-dense soil. The design of Recompose's vessels, coupled with our staff's expertise, ensure that the resulting soil is safe for use on plants and trees.
PHASE 4: The Soil
After the vessel, the soil is removed and placed in a curing bin for an additional 2-5 weeks. Each body that is composted creates one cubic yard of soil. Once complete, it can be donated to conserve land or be used by family and friends to nourish gardens or scatter.
PHASE 5: Life After Death
The soil that is created returns the nutrients from our bodies to the natural world. It restores forests, sequesters carbon, and nourishes new life. The Recompose process allows us to give back to the earth that has nourished us all our lives.
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Recomposes's process happens inside our proprietary vessels, one body per vessel. Each vessel is filled with a mixture of natural materials - wood chips, alfalfa, and straw - and aerated. The process inside the vessel takes between five to seven weeks, after which time the vessels

vessel takes between five to seven weeks, after which time the vessels are cleaned and used again. The soil is cured for an additional three to five weeks and is then returned to the family or donated to conservation efforts.

The soil created by the Recompose Vessel System is nutrient-rich and its appearance and feel are much more like the topsoil one would buy at a nursery. Each body creates approximately one cubic yard.



REVENUE MODEL

Green Funeral Services (B2C)
Recompose builds and operates facilities where bodies are transformed into soil. As a full-service funeral home, we handle legal and logistical needs and support people throughout the death care journey.

Precompose Prepayment Plan (B2C)
People can prearrange for their future human composting with Recompose by becoming Precompose members. Prepayments go into trust, and we are able to recognize 10% as revenue now.

Green Funeral Technology Licensing (B2B)
Recompose licenses its proprietary system and human composting expertise to partners who want to offer the service to consumers.

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GREEN FUNERAL SERVICES

We work closely with our clients to ensure respectful, empathetic service from the time of death through the body's transformation into soil.
Our $7,000 service* includes:

• Transformation of the body into soil

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- Transformation of the body into soil
- Hands-on, personalized support from our licensed team
- Local transport of the body to our location**
- The option to keep or donate the soil to conservation efforts
- The filing of the death certificate
- An obituary posted on our website

* Ceremony not included in this price.
**Clients who come to us from out-of-state are picked up at SeaTac airport. As we expand to new locations, we will direct out-of-state clients to the nearest Recompose facility.

> "Thank you for creating such a beautiful ceremony to send off my mom yesterday. It was moving, quiet and meaningful. Members of the family called me after to say that the experience was healing for them in ways they had not expected."
>
> – Daughter of client

Recompose provides simplicity. Compared to the extensive, a la carte offerings of other funeral homes, we give families a short, tailored list of choices with clear, transparent pricing. Our grounded approach creates an authentic relationship with customers, with clear communication and hands-on involvement from our staff. We want to make death care accessible, empathetic, and unique; the opposite of the stereotypical experience. From the experience of families to the deep personal meaning found by returning to the earth after death, we have seen the Recompose service vastly exceed our customers' expectations.

PRECOMPOSE PREPAYMENT PLAN

Members prearrange for their future death care with us. We offer payment plans of $100, $250, or $500/month through an online enrollment process.

Precompose members represent future customers and revenue. Prepayments go into trust; Recompose recognizes 10% as revenue now.

Recompose's 1300 Precompose members represent over $7.6M in future revenue in today's dollars.

Precompose Member Ages

35%
40%
23.5%
1.5%

- 20–29
- 30–49
- 50–69
- 70+

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"Precompose has given me what I can only describe as a quiet sense of joy. A sense that in these senseless and helpless times, at least I could do something to ensure that my death not cause more harm to the environment. "
- Precompose member
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> ***Forward looking projections cannot be guaranteed.***

In 2020, the Recompose team built a prearrangement program, called Precompose, entirely from scratch. The team also built a comprehensive online sign-up system that allows prospective customers to sign up for one-time or monthly payments and complete the legal documents related to their death care.



COST AND CONTEXT
Conventional burial: $8,000 - $25,000+
Factors include casket choice, cemetery plot & fees, location, funeral home services & fees.
Cremation: $750 - $9000+
Factors include casket choice, location, and funeral home services & fees.
Natural Burial: $2,000 - $8,000+
Factors include location, cemetery plot & fees, funeral home services & fees.
Recompose Service: $7,000+
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The National Funeral Directors Association states that the median cost for a U.S. funeral with viewing and burial is $8,755. This does not include a headstone and plot, which can range from $3,000 to $25,000

include a headstone and plot, which can range from $3,000 to $25,000. The median cost for a cremation with a funeral and viewing is $6,260. A direct cremation - without viewing, casket, or time in the funeral home - costs between $750 and $4,200. The same services and goods can vary widely in price, even in the same city. A natural burial at Joshua Tree Memorial Park in California costs approximately $7,000, including a plot.

Two cemeteries in Los Angeles offer green burials; their prices are $16,000 and higher. A natural burial at White Eagle Cemetery, 3.5 hours from Seattle, costs $5,660.



Recompose is a public benefit corporation dedicated to transforming the funeral industry. Over the past ten years, we have inspired a movement by demonstrating the enormous potential of a re-designed death care experience. Through this effort, we have attracted an incredible team of people.



Recompose is projecting $3.5M in revenue over the next 24 months (not guaranteed). The relatively slow revenue growth between 2021 and 2022 was due to our moving from a temporary facility to our permanent Seattle facility.

In terms of long-term projected revenue, three million people die annually in the U.S. and 57% chose to be cremated in 2022. That number is expected to rise over the next 10 years. (Of note, 64% of Americans report being interested in green funeral options.) Recompose's ambitious long-term goal is to capture 10% of the cremation market. If reached, this would result in $1.97B revenue at today's price ($7,000) and would result in over 170k tons of carbon savings annually.

We believe we are on to something really big and the company can be "wildly successful" which would include financial returns to investors.

These returns may come in the form of:

- dividends
- an opportunity to sell stock to the company or to other parties
- some form of public offering
- a sale to the right partner
- a combination of the above

We also recognize Recompose is a non-cyclical business - people die no matter what the economic or market conditions may be. There's no question that the industry is due a re-design, and we believe we are poised to do just that.

Regarding ROI, we want to emphasize that investing in Recompose is a long-term prospect, primarily because we believe that an intentional but very ambitious growth trajectory will benefit the world and our investors. We have avoided investments from venture capital funds and others who demand an exit plan (and accompanying often unrealistic "hockey stick" patterns) that could possibly enhance their financial returns but force Recompose to compromise our mission. We are seeking investors who value that long-term, values-based approach.



BBC
The New York Times
npr
The Washington Post
the Atlantic
MORNING BREW
People
MARKETING
Press
As the company that invented human composting, Recompose has enjoyed unparalleled media coverage and has over 6,000 original press pieces.
Newsletter List
27,000+ members
Precompose
1200+ members
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Los Angeles Times

VICE

Seattle Times

NBC NEWS

Brand
Nature-focused, straightforward, beautiful

Search Engine Optimization (SEO)
Domain authority of 61; 8,277 backlinks

Local Outreach
Hospices, elder care, estate law



Traction | Impact | Raise

Recompose aims for messaging that is clear, direct, and gentle. We market our at-need services to people who have just lost someone or for whom death is imminent. With Precompose, we market our preplanning options to people well before they face their own death or death of someone near to them. We also emphasize education and access to help build a community of well-informed death care customers.

CHANGING HOW WE THINK ABOUT DEATH

It takes courage to reconsider our death practices.

But...our denial of death distances us from the moment-to-moment importance of being alive. When we embrace our mortality, we can more fully feel, more fully love, more fully speak our minds with courage, and more fully act on our core beliefs. Death is momentous, but it can be beautiful, even as it devastates.

Transforming the dead into soil reminds us that death is a natural part of life. By offering this new death care model we are strengthening the interconnectedness of humans to each other and creating deep change in the world.

Intro | Problem | Opportunity | Solution | Business Model | Team | Traction | Impact | Raise

The cost of funeral services can place an undue burden on low-income

The cost of funeral services can place an undue burden on low-income families. The expense often comes without warning and can be among the largest purchases made in a lifetime. Recompose believes that access to meaningful, sustainable death care is a human right. Our Community Fund program supports families for whom the full price of our service is a burden. It is funded with donations from our community, the online Recompose shop, and - eventually - by a portion of Recompose's profits.



CARBON DRAWDOWN

For every person who chooses Recompose over conventional burial or cremation, one metric ton of carbon dioxide is prevented from entering the atmosphere.

In addition, our approach to human composting requires 1/8 the energy of conventional burial or cremation.

Recompose offers an end-of-life option that strengthens the environment rather than depleting it.

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Human composting avoids the greenhouse gasses that are produced by the manufacture of concrete grave liners, caskets, and coffins and by the burning of fossil fuels for cremation. The process reduces waste from burials and partialities and mercury emissions from cremation. In addition, less arable land is used for cemeteries, resulting in a reduction of mowing, fertilizing, and watering.

RESTORING OUR SOIL

Recompose transforms each body into one cubic yard of soil.

Soil created in the Recompose process goes home with family and friends for use on plants and gardens or is donated to conservation efforts.

Soil sequesters carbon. It filters our water, provides nutrients to forests, regulates the Earth's temperature, and provides habitat.

Healthy soil is the basis for all of human life.

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A fundamentally aerobic process, human composting does not produce methane, a potent greenhouse gas. (Methane is produced by anaerobic processes). Due to a combination of avoiding carbon output and sequestering carbon, the Recompose process saves one metric ton of carbon per person. This savings was determined by a Life Cycle Assessment (LCA) produced in partnership by Leiden University, Delft University of Technology, and Troy Hottle, PhD.

One metric ton of carbon is the equivalent of 98 gallons of gasoline consumed, 1,104 pounds of coal burned, or 40 backyard propane cylinders consumed.



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PREVIOUS RAISES

Series A-1
2017
Preferred equity
Accredited/Non-Accredited
$693,000

Series A-2
2019
Preferred equity
Accredited Only
$6,767,000

Series A-3
2021
Preferred equity
Accredited Only
$9,903,000

Total Raised Pre-Crowdfunder: $17.3 Million

Recompose's pre-money valuation for the last investment round (A3) was ~$60 million (based on issued and outstanding shares). This valuation took into consideration our proprietary green funeral technology, deep expertise, skilled team, first to market position, brand recognition, and market leadership. Projected EBITDA, potential preferred dividends, and the underlying characteristics of the death care business were also considered. Recompose raised just under $10M in the A3 round, making the post-money valuation just under $70 million (based on issued and outstanding shares).

Today, we can add the successful opening and operation of Recompose Seattle plus successful legalization efforts in both California and New York State. The pre-money valuation for the Community Round is ~$70 million (based on issued and outstanding shares) and ~$76 million (based on fully diluted shares).



CURRENT RAISE

Recompose is proud to be raising funds through a Community Round. This type of raise makes ownership of Recompose accessible to many, which fits our values



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to a tee.

We chose Wefunder as our fundraising platform because, like Recompose, they are a public benefit corporation.

Type of raise: Community round
Platform: Wefunder
Type of shares: Preferred equity
Total raise: $5,000,000
Minimum investment: $1,000

We will use the proceeds from this Community Round for capital expenditures and operations costs related to the operation and expansion of Recompose. This includes, but is not limited to, marketing and outreach, business development, salaries, and capital expenses for new facilities.



BUSINESS PHILOSOPHY

Recompose believes that expansion is necessary to have the impact we want on the world – to change the emotional landscape around death care and create environmental wealth at the end-of-life. It is our goal to surpass cremation as the most popular death care option. We can only do that if our system is available in many places, and our business model must support that growth. We are excited about making this growth happen.

Recompose is committed to growing our company organically and deliberately with strong and enduring financial results. The nature of our business supports this philosophy, and we are seeking investors who appreciate the potential and who are pleased to join Recompose as long-term investors.

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